500 Chesterfield Parkway
Malvern, Pennsylvania 19355

July 1, 2024

VIA EDGAR TRANSMISSION

Ms. Jaea Hahn
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pacer Funds Trust (the “Trust”)
Pacer Metaurus International Developed Markets Dividend Multiplier 400 ETF (the “Fund”)
File Nos.: 333-201530, 811-23024

Dear Ms. Hahn:

This correspondence responds to comments the Trust received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission on June 17, 2024 with respect to Post-Effective Amendment No. 103 to the Trust’s Registration Statement on Form N-1A filed February 23, 2024 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.Staff Comment: To the extent the Fund will invest significantly in another ETF to replicate the MSCI EAFE Component as a principal investment strategy in place of investing directly in the component securities of the MSCI EAFE, please indicate whether the underlying ETF is affiliated or unaffiliated, and supplementally explain how the Fund intends to comply with Section 12(d)(1) under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Trust has revised the discussion of the Fund’s principal investment strategies to indicate that the Fund may invest significantly in shares of iShares MSCI EAFE ETF (“EFA”), an unaffiliated ETF managed by BlackRock Fund Advisors during the Fund’s initial period of operations. EFA seeks to track the investment results of the MSCI EAFE Index using a representative sampling indexing strategy to invest at least 80% of its net assets in securities that are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI EAFE. The Trust anticipates this strategy will be implemented until the Fund reaches approximately $15 million in assets, at which point the Fund may invest in EFA on a non-principal basis to facilitate creations or redemptions, or for other purposes as the Sub-Adviser determines to be in the best interests of the Fund. In the event the Fund is not able to purchase shares of EFA or if the Sub-Adviser determines it is in the best interests of the Fund, the Fund may invest in shares of other ETFs similar to EFA in order to achieve the replication of the MSCI EAFE Component.

The Fund intends to rely on Section 12(d)(1)(F) under the 1940 Act for compliance with Section 12(d)(1).

2.Staff Comment: Please indicate whether the Fund’s significant investments in EFA have any impact on the Fund’s fees and expenses.

Response: The Trust has revised the Fees and Expenses of the Fund table to include 0.23% of estimated AFFE resulting from investments in EFA.

3.Staff Comment: Please include a description of EFA in the Fund’s prospectus, including the fund’s adviser and a description of its investment strategy and the range of holdings in the MSCI EAFE (i.e., does the fund invest in all constituents of the Index, a sampling of companies, etc.).

Response: The Trust has made the requested revisions.

4.Staff Comment: Please supplementally provide an estimate of when the Fund is expected reach $15 million in assets.

Response: The Trust currently anticipates the Fund will reach $15 million in assets approximately 12 months after commencement of operations.

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If you have any questions or require further information, please contact Rachel Spearo at U.S. Bank Global Fund Services, the Trust’s administrator, at rachel.spearo@usbank.com or 414-516-1692.

Sincerely,

Pacer Funds Trust

/s/ Joe M. Thomson
Joe M. Thomson
President